Filed pursuant to Rule 424(b)(5)

Registration No. 333-271901

PROSPECTUS SUPPLEMENT AMENDMENT NO. 3 DATED JANUARY 27, 2026

(To Prospectus Supplement dated April 26, 2024, as amended by Prospectus Supplement Amendment No. 1, dated December 20, 2024 and by Prospectus Supplement Amendment No. 2, dated March 28, 2025, and Prospectus dated May 24, 2023)

Up to $26,441,569

American Depositary Shares

Representing Ordinary Shares

This prospectus supplement amendment no. 3 (this “amendment”) amends the prospectus supplement, dated April 26, 2024 (the “original prospectus supplement”), as amended by the prospectus supplement amendment no. 1, dated December 20, 2024 (the “first amendment”) and by the prospectus supplement amendment no. 2, dated March 28, 2025 (the “second amendment” and, the original prospectus supplement, as amended by the first amendment and the second amendment, the “amended prospectus supplement”), relating to the offer and sale of American depositary shares (“ADSs”), each representing one of our ordinary shares, pursuant to the ATM Sales Agreement (the “Original Sales Agreement”), dated April 26, 2024, as amended on December 20, 2024 (the Original Sales Agreement, as so amended, the “Sales Agreement”), with Virtu Americas LLC (“Virtu”) and Rodman & Renshaw LLC (“Rodman & Renshaw” and, together with Virtu, each a “Sales Agent” and, collectively, the “Sales Agents”). This amendment should be read in conjunction with the amended prospectus supplement and the accompanying prospectus, dated May 24, 2023 (the “prospectus”), each of which are to be delivered with this amendment, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the amended prospectus supplement or the prospectus.

We are filing this amendment to amend the amended prospectus supplement to (i) update the maximum dollar amount of ADSs that we may sell pursuant to the Sales Agreement, as we are no longer subject to the offering limits in General Instruction I.B.5 of Form F-3 and (ii) update the use of our net proceeds, if any, from the sale of the ADSs pursuant to the Sales Agreement. The prospectus supplement as amended by the first amendment originally authorized us to offer and sell ADSs having a maximum aggregate offering price of up to $29,696,999. As of the date of this amendment, we have sold ADSs pursuant to the Sales Agreement for gross proceeds of $3,255,430. This amendment is increasing the dollar amount of ADSs available to be sold from time to time under the prospectus supplement to $26,441,569, which consists of the remaining amount available to be sold under the prospectus supplement.

The ADSs are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GNTA.” The last reported sale price of the ADSs on the Nasdaq on January 26, 2026 was $1.30 per ADS. The trading price of the ADSs has fluctuated and is likely to continue to fluctuate due to a variety of factors.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements. Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully read the discussion of material risks of investing in our securities. Please read the section entitled “Risk Factors” beginning on page A-3 of the first amendment and the section entitled “Risk Factors” beginning on page S-4 of the original prospectus supplement, as well as the section entitled “Item 3. Key Information—D. Risk Factors” beginning on page 3 of our Annual Report on Form 20-F for the year ended December 31, 2024, which report is incorporated by reference in this amendment and the amended prospectus supplement, before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this amendment, the amended prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RODMAN & RENSHAW LLC

The date of this prospectus supplement amendment no. 3 is January 27, 2026.

TABLE OF CONTENTS

Prospectus Supplement Amendment No. 3

Page
Use of Proceeds	A-1

We are responsible for the information contained and incorporated by reference in this amendment, the amended prospectus supplement, the accompanying prospectus, and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this documentation are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since those dates.

USE OF PROCEEDS

We may issue and sell ADSs having aggregate sales proceeds of up to $26,441,569 from time to time. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will sell any ADSs under or fully utilize the Sales Agreement as a source of financing.

We currently intend to use the net proceeds from this offering, if any, for general corporate purposes and working capital. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings and technologies. We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion in the allocation of the net proceeds from this offering. Pending use of the net proceeds, we currently intend to invest any proceeds in a variety of capital preservation instruments, including short-term, investment-grade, and interest-bearing instruments and government securities.

A-1

Up to $26,441,569

American Depositary Shares

Representing Ordinary Shares

PROSPECTUS SUPPLEMENT AMENDMENT NO. 3

TO PROSPECTUS SUPPLEMENT

Rodman & Renshaw LLC

January 27, 2026